                                                                   EXHIBIT 99


                        [AMCORE FINANCIAL, INC. LOGO]


          Date:        July 26, 1995

          Contact:     Ben Rubendall
                       815-961-7164

AMCORE FINANCIAL, INC., REPORTS LOWER SECOND QUARTER EARNINGS DUE TO PREVIOUSLY
                          ANNOUNCED ONE-TIME CHARGES

   ROCKFORD, ILL. - AMCORE Financial, Inc. posted second quarter earnings of $1.1 million, or 8 cents per share for the period ended June 30, 1995 compared with $5.4 million or 39 cents per share for the same period in 1994.

   All financial information has been restated to reflect the mergers with First State Bancorp of Princeton, Ill., Inc., NBA Holding Company of Aledo, and NBM Bancorp, Inc., of Mendota.

   Second quarter earnings were affected by previously announced charges for the early adoption of Statement of Financial Accounting Standards (FAS) No. 121- "Accounting for the Impairment of Long-Lived Assets" and other costs related to recent mergers. Total one-time charges on an after-tax basis amounted to $3.5 million or 25 cents per share. The merger-related charges were associated with the May 24th combination with NBM and the recognition of remaining costs from the FSB and NBA transactions.

   "We made a change in accounting for merger costs to record them at the time a transaction is completed, rather than recognizing them over a period of years," said Carl J. Dargene, chairman, president and chief executive officer. "This has an adverse impact on our earnings for the quarter, however, it will allow us to focus on true operating results going forward."

   FAS 121 requires an asset revaluation whenever a change in events or other circumstances indicate the carrying amount may not be fully recoverable. The charges of approximately $2.0 million include write-downs of purchase accounting adjustments and other intangibles assigned to the former Illinois National Bank building in Rockford and the reduction of goodwill and other intangibles associated with the acquisition of a collection agency.

   Also impacting earnings were approximately $700,000 in higher loan loss provisions due to strong loan growth. Reserve coverage of non-performing loans increased to 126 percent, up from 120 percent in the same quarter of 1994 even though net charge-offs increased $355,000 over the same quarter in 1994.

   Net interest income for the quarter was $19.5 million, up 1.6 percent from the same quarter of 1994. The net interest margin was 4.15 percent, down 12 basis points compared with the first quarter of 1995. Compared with the second quarter of 1994, the net interest margin fell 30 basis points. Average loans increased $165 million, or 15.8 percent, offsetting the compression in margins caused by an increase in funding costs, particularly on certificates of deposit.

AMCORE Financial, Inc.
Second  Quarter Earnings 1995
Page 2



   Fee income for the quarter was up $791,000, or 11 percent, excluding security gains. Approximately $230,000 of this increase was due to the early adoption of FAS 122 - "Accounting for Mortgage Servicing Rights." This new accounting rule allows for the recognition of the value of servicing rights on new mortgage loans. Mortgage servicing income also rose $131,000 as a result of growth in the mortgage servicing portfolio. Trust fees rose $185,000, or
6.6 percent compared with the second quarter of 1994.

   Total operating expenses for the quarter were up $7.3 million from the 1994 quarter. However, without the special one-time charges, the increase was only $1.7 million, or 9.0 percent, partially reflecting the costs associated with branch expansion during the past 12 months and the upgrades in data processing capabilities.

   "We are still in the process of consolidating support for our new affiliates," Dargene said. "We will see reductions in our expense totals as a result of these efforts. Also, the charges we have taken this quarter will result in lower expenses in the future, which will improve our operating results going forward."

   Total income taxes decreased $2.6 million from the same quarter of 1994 due to tax benefits on the one-time charges and the recognition of tax credits.

   AMCORE Financial, Inc. is a northern Illinois-based bank holding company with assets of approximately $2.3 billion. Its holdings include eight subsidiary banks operating in 37 locations.

   The company also has seven primary financial service subsidiaries: a trust company, a mortgage company, a full-service broker-dealer, a capital management company, a collection agency, a consumer finance company, and an insurance company. AMCORE common stock is listed on NASDAQ under the symbol "AMFI".
                                      ###

                             AMCORE FINANCIAL, INC.
                    CONSOLIDATED KEY FINANCIAL DATA SUMMARY

NOTE: All amounts have been restated to reflect the mergers with First State Bancorp of Princeton, Illinois, Inc., NBA Holding Company of
       Aledo, Illinois, and the May 24, 1995 merger with  NBM Bancorp,
       Inc. These mergers were accounted for under the pooling of interests method.

                                                              QUARTER ENDED JUNE 30,
                                                       -------------------------------------
(IN THOUSANDS, EXCEPT SHARE DATA)                                                    PERCENT
FINANCIAL HIGHLIGHTS                                   1995          1994             CHANGE
-------------------------------------------------------------------------------------------
Net revenues, including security gains............      $27,828       $26,722           4.1%
Operating expenses................................       26,637        19,313          37.9%
Net income........................................        1,140         5,441         -79.0%
Net income per share..............................         0.08          0.39         -79.5%
Cash dividends per share..........................         0.15          0.15           0.0%
Book value per share..............................        13.81         13.04           5.9%

(IN THOUSANDS, EXCEPT SHARE DATA)                          SIX MONTHS ENDED JUNE 30,
                                                      -------------------------------------
                                                                                   PERCENT
FINANCIAL HIGHLIGHTS                                    1995           1994         CHANGE
-------------------------------------------------------------------------------------------
Net revenues, including security gains............       $55,209        $53,345           3.5%
Operating expenses................................        47,309         38,710          22.2%
Net income........................................         5,757         10,773         -46.6%
Net income per share..............................          0.41           0.77         -46.8%
Cash dividends per share..........................          0.30           0.28           6.9%
Book value per share..............................

                                                            TRAILING TWELVE MONTHS
(IN THOUSANDS, EXCEPT SHARE DATA)                               ENDED JUNE 30,
                                                      -------------------------------------
                                                                                 PERCENT
FINANCIAL HIGHLIGHTS                                1995            1994         CHANGE
-------------------------------------------------------------------------------------------
Net revenues, including security gains............   $110,659        $107,647          2.8%
Operating expenses................................     87,289          77,711         12.3%
Net income........................................     16,785          21,658        -22.5%
Net income per share..............................       1.20            1.55        -22.7%
Cash dividends per share..........................       0.63            0.53         19.3%
Book value per share..............................

                                                                            QUARTER ENDED JUNE 30,
                                                                   ----------------------------------------
                                                                                                  PERCENT
KEY FINANCIAL RATIOS (A)                                              1995          1994           CHANGE
-----------------------------------------------------------------------------------------------------------
   Return on average assets.....................................         0.83%         1.07%         -22.3%
   Return on average equity.....................................         9.73%        11.76%         -17.3%
   Net interest margin (FTE)....................................         4.15%         4.45%          -6.7%
   Net operating expense/average assets.........................         2.29%         2.31%          -0.9%
   Average total equity to average assets.......................         8.55%         9.10%          -6.0%
   Other income/net revenues (1)................................         28.9%         27.1%           6.6%
   Efficiency Ratio (FTE).......................................         71.3%         67.7%           5.3%


(A) All 1995 ratios have been adjusted to exclude one-time charges recorded in the second quarter.

INCOME STATEMENT
Interest income.................................................      $40,371       $33,725           19.7%
Interest expense................................................       20,900        14,557           43.6%
                                                                      --------------------------------------
   Net interest income..........................................       19,471        19,168            1.6%
Provision for loan losses.......................................          871           174          400.6%
Other Income:
   Trust income.................................................        2,977         2,792            6.6%
   Service charges on deposits..................................        1,695         1,671            1.4%
   Mortgage revenues............................................        1,002           645           55.3%
   Collection fee income........................................          469           435            7.8%
   Other........................................................        1,787         1,596           12.0%
                                                                      --------------------------------------
      Total other income........................................        7,930         7,139           11.1%
Net security gains..............................................          427           415            2.9%
Operating expenses:
   Personnel costs..............................................       12,140        10,129           19.9%
   Net occupancy expense........................................        2,734         1,176          132.5%
   Equipment expense............................................        2,802         1,533           82.8%
   Insurance expense............................................        1,163         1,134            2.6%
   Professional fees............................................        1,020           778           31.1%
   Amortization of intangible assets............................        2,320           648          258.0%
   Other........................................................        4,458         3,915           13.9%
                                                                      --------------------------------------
      Total operating expenses..................................       26,637        19,313           37.9%
                                                                      --------------------------------------
Income before income taxes......................................          320         7,235          -95.6%
Income taxes....................................................         (820)        1,794         -145.7%
                                                                      --------------------------------------
      Net income................................................       $1,140        $5,441          -79.0%
                                                                      ======================================

Average shares outstanding (000)................................       14,069        14,018            0.4%
Ending shares outstanding (000).................................       14,087        14,021            0.5%

                                                                                 SIX MONTHS ENDED JUNE 30,
                                                                         ----------------------------------------
                                                                                                        PERCENT
KEY FINANCIAL RATIOS (A)                                                 1995           1994            CHANGE
                                                                         ----------------------------------------
   Return on average assets.....................................          0.85%            1.07%          -20.9%
   Return on average equity.....................................          9.89%           11.80%          -16.1%
   Net interest margin (FTE)....................................          4.21%            4.51%           -6.7%
   Net operating expense/average assets.........................          2.33%            2.36%           -1.2%
   Average total equity to average assets.......................          8.59%            9.11%           -5.7%
   Other income/net revenues (1)................................          28.4%            27.1%            4.6%
   Efficiency Ratio (FTE).......................................          71.2%            68.0%            4.7%


(A) All 1995 ratios have been adjusted to exclude one-time charges recorded in the second quarter.


INCOME STATEMENT
Interest income.................................................        $78,631          $66,707           17.9%
Interest expense................................................         39,825           28,401           40.2%
                                                                      ------------------------------------------
   Net interest income..........................................         38,806           38,306            1.3%
Provision for loan losses.......................................          1,600              304          426.3%
Other Income:
   Trust income.................................................          5,827            5,450            6.9%
   Service charges on deposits..................................          3,427            3,287            4.3%
   Mortgage revenues............................................          1,563            1,416           10.4%
   Collection fee income........................................            922              887            3.9%
   Other........................................................          3,618            3,213           12.6%
                                                                      ------------------------------------------
      Total other income........................................         15,357           14,253            7.7%
Net security gains..............................................          1,046              786           33.1%
Operating expenses:
   Personnel costs..............................................         23,465           20,524           14.3%
   Net occupancy expense........................................          4,100            2,326           76.3%
   Equipment expense............................................          4,440            3,037           46.2%
   Insurance expense............................................          2,297            2,263            1.5%
   Professional fees............................................          1,587            1,519            4.5%
   Amortization of intangible assets............................          2,962            1,298          128.2%
   Other........................................................          8,458            7,743            9.2%
                                                                      ------------------------------------------
      Total operating expenses..................................         47,309           38,710           22.2%
                                                                      ------------------------------------------
Income before income taxes......................................          6,300           14,331          -56.0%
Income taxes....................................................            543            3,558          -84.7%
      Net income................................................         $5,757          $10,773          -46.6%
                                                                      ==========================================

Average shares outstanding (000)................................         14,059           14,017            0.3%
Ending shares outstanding (000).................................         14,087           14,021            0.5%

AMCORE FINANCIAL, INC.

                                                                                         QUARTER ENDED JUNE 30,
(IN THOUSANDS)                                                                       1995                       1994
------------------------------------------------------------------------   --------------------------------------------------------
                                                                 ENDING           AVERAGE      YIELD/      AVERAGE          YIELD/
                                                                 BALANCE          BALANCE      RATE        BALANCE           RATE
------------------------------------------------------------------------   --------------------------------------------------------
ASSETS:
   Taxable securities.....................................     $631,269         $514,117       7.18%       $512,342         6.12%
   Tax-exempt securities (FTE)............................      173,442          260,362       7.06%        256,368         7.65%
   Other earning assets...................................        4,356           18,041       6.78%         34,008         4.23%
   Mortgage loans held for sale...........................       18,418           10,392       7.69%         13,314         6.21%
   Loans, net of unearned income (FTE)....................    1,234,483        1,214,870       8.80%      1,049,373         8.13%
                                                            -----------      -----------      ------    -----------        ------
      Total Earning Assets................................   $2,061,968       $2,017,782       8.25%     $1,865,405         7.53%
      Intangible assets...................................       15,343           16,682                     19,177
      Other non-earning assets............................      189,116          187,788                    155,642
                                                            -----------      -----------      ------    -----------        ------
      TOTAL ASSETS........................................   $2,266,427       $2,222,252                 $2,040,224
                                                            ===========      ===========      ======    ===========        ======
LIABILITIES AND STOCKHOLDERS' EQUITY:
   Interest bearing deposits..............................   $1,535,533       $1,509,785       4.59%     $1,423,762         3.56%
   Non-interest bearing deposits..........................      258,764          255,154                    244,675
                                                            -----------      -----------      ------    -----------        ------
      Total Deposits......................................   $1,794,297       $1,764,939                 $1,668,437
                                                            -----------      -----------      ------    -----------        ------
   Short-term borrowings..................................      224,122          215,195       5.84%        140,784         3.68%
   Long-term borrowings...................................       21,973           22,915       7.25%         27,651         7.11%
   Other..................................................        4,896            5,067       6.17%          4,301        12.03%
                                                            -----------      -----------      ------    -----------        ------
      Total Interest Bearing Liabilities..................    1,786,524        1,752,962       4.78%      1,596,498         3.66%
      Other liabilities...................................       26,562           24,225                     13,471
                                                            -----------      -----------      ------    -----------        ------
      Total Liabilities...................................   $2,071,850       $2,032,341                 $1,854,644
      Stockholders' Equity................................      194,577          189,911                    185,580
                                                            -----------      -----------      ------    -----------        ------
      TOTAL LIABILITIES AND
      STOCKHOLDERS' EQUITY................................   $2,266,427       $2,222,252                 $2,040,224
                                                            ===========      ===========      ======    ===========        ======

                                                                             SIX MONTHS ENDED JUNE 30,
(IN THOUSANDS)                                                      1995                             1994
----------------------------------------------------------   ------------------------------------------------------------
                                                              AVERAGE            YIELD/        AVERAGE             YIELD/
                                                              BALANCE             RATE         BALANCE              RATE
----------------------------------------------------------   ------------------------------------------------------------
ASSETS:
   Taxable securities.....................................      $508,811         7.20%            $509,630         6.10%
   Tax-exempt securities (FTE)............................       258,012         7.12%             250,355         7.79%
   Other earning assets...................................        20,019         6.45%              33,949         4.00%
   Mortgage loans held for sale...........................         8,718         8.08%              12,209         7.35%
   Loans, net of unearned income (FTE)....................     1,197,232         8.71%           1,040,918         8.14%
                                                             -----------        ------         -----------       -------
      Total Earning Assets................................    $1,992,792         8.18%          $1,847,061         7.57%
      Intangible assets...................................        17,321                            19,456
      Other non-earning assets............................       177,731                           154,918
                                                             -----------        ------         -----------       -------
      TOTAL ASSETS........................................    $2,187,844                        $2,021,435
                                                             ===========        ======         ===========       =======
LIABILITIES AND STOCKHOLDERS' EQUITY:
   Interest bearing deposits..............................    $1,491,459         4.38%          $1,422,175         3.56%
   Non-interest bearing deposits..........................       250,744                           242,777
                                                             -----------        ------         -----------       -------
      Total Deposits......................................    $1,742,203                        $1,664,952
                                                             -----------        ------         -----------       -------
   Short-term borrowings..................................       207,678         6.20%             123,687         3.46%
   Long-term borrowings...................................        23,215         7.61%              28,703         6.80%
   Other..................................................         4,975         8.27%               4,216        11.19%
                                                             -----------        ------         -----------       -------
      Total Interest Bearing Liabilities..................     1,727,327         4.65%           1,578,781         3.63%
      Other liabilities...................................        21,821                            15,712
                                                             -----------        ------         -----------       -------
      Total Liabilities...................................    $1,999,892                        $1,837,270
      Stockholders' Equity................................       187,952                           184,165
                                                             -----------        ------         -----------       -------
      TOTAL LIABILITIES AND
      STOCKHOLDERS' EQUITY................................    $2,187,844                        $2,021,435
                                                             ===========        ======         ===========       =======

                                                         ---------------------------------             ---------------------------
                                                              QUARTER ENDED JUNE 30,                    SIX MONTHS ENDED JUNE 30,
                                                         ---------------------------------             ---------------------------
                                                                                   PERCENT                                 PERCENT
ASSET QUALITY (IN THOUSANDS)                             1995         1994          CHANGE              1995     1994      CHANGE
------------------------------------------------------------------------------------------             ---------------------------
Ending allowance for loan losses......................  $13,645      $14,142         -3.5%
Net charge-offs.......................................    1,004          649         54.7%             $1,258       $929     35.4%
Net charge-offs to average loans (2)..................     0.33%        0.25%        32.0%              0.21%      0.18%     16.7%

Non-performing assets:
   Nonaccrual.........................................   $8,185      $10,942        -25.2%
   Restructured.......................................    2,661          857        210.5%
                                                       --------    ---------     ---------
      Non-performing loans............................   10,846       11,799         -8.1%
   Other real estate owned (OREO).....................    2,550          791        222.4%
                                                       --------    ---------     ---------
      Total non-performing assets.....................  $13,396      $12,590          6.4%
                                                       ========    =========     =========

KEY ASSET QUALITY RATIOS
   Allowance to ending loans..........................     1.11%        1.30%       -14.9%
   Allowance to non-performing loans..................    125.8%       119.9%         5.0%
   Non-performing loans to loans......................     0.88%        1.08%       -19.0%
   Non-performing assets to loans & OREO..............     1.08%        1.16%        -6.3%


CAPITAL ADEQUACY
   Total risk-based capital...........................    13.04%       13.45%        -3.0%
   Tier 1 risk-based capital..........................    12.12%       12.39%        -2.2%
   Leverage ratio.....................................     8.11%        8.21%        -1.2%


FOOTNOTES
(1) Excluding net security gains.
(2) On an annualized basis.